November 17, 2006

VIA EDGAR

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Automatic Data Processing, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed August 30, 2006
File No. 001-05397

Dear Mr. Krikorian:

Set forth below are our responses to the comments raised in your letter dated November 3, 2006 (the “Comment Letter”). Automatic Data Processing, Inc. (the “Company” or “ADP”) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (the “Form 10-K”), which was filed on August 30, 2006. The Company understands that the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated the comments as set forth in the Comment Letter and set forth our response to each comment immediately below. Unless otherwise noted below, terms used herein without definition have the same meanings assigned to them in the Form 10-K.

Form 10-K filed on August 30, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and Analysis of Consolidated Operations – page 17

1.     We note instances where two or more sources of a material change have been identified without the dollar amounts for each source that contributed to the change disclosed. For example, your disclosures on page 19 of the filing indicate an increase in operating expenses as a result of investments in personnel to support the implementation services related to new sales. As another example, your disclosures on page 19 of the filing indicate an increase in selling, general, and administrative expenses primarily as a result of increased compensation costs associated with your continued investment in sales personnel to drive revenue growth. Your disclosure should quantify each source that contributed to material changes. In addition, ensure that your disclosure indicates the amount of any significant offsetting factors that impact the fluctuations. See Section III.D of SEC Release 33-6835. Also, you should avoid vague terms such as “primarily” in favor of specific quantifications.

RESPONSE:

In prospective filings, we will ensure that our MD&A provides additional quantification of the material changes in the line items presented in the statements of consolidated earnings from period to period. In addition, where appropriate, we will avoid using terms such as “primarily” in our prospective filings in favor of specific quantifications.

Financial Condition, Liquidity and Capital Resources – page 34

2.     We note your reference to an independent third-party actuary to determine the adequacy of the workers’ compensation reserve on page 34. In future filings, delete your reference to the appraisal or identify the firm that prepared it. If you chose to refer to and identify the independent appraisal firm, you should also include the expert’s consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Section 436(b) of Regulation C. Please note for future reference.

RESPONSE:

We have considered the Staff’s comment and plan, in prospective filings, to delete the reference to the independent third-party actuary.

Statements of Consolidated Earnings – page 41

3.     We note that you present revenues and operating expenses from both products and services as a single line in the consolidated statements of income. The disclosures in the filing appear to indicate that you are offering both products (software licenses and hardware) and services. Tell us how your presentation complies with Rule 5-03 of Regulation S-X. In addition, please indicate how you considered software revenue that is recognized ratably in complying with Rule 5-03 of Regulation S-X. That is, since this revenue includes both products and services, indicate how you evaluate the nature of this revenue source in complying with Rule 5-03 of Regulation S-X.

RESPONSE:

Our revenues are comprised of revenues from services, sales of tangible products, interest income and income from rentals.

As detailed in the table below, ADP’s revenues overwhelmingly come from “revenues from services”, which we define as revenues from those contractual arrangements for which we earn revenue on a fee per transaction basis. These transactions consist of ADP providing data or information processing services. In these arrangements the customer does not receive a license to any software, they are not entitled to use any software, and they do not receive title nor do they take delivery of any hardware.

ADP is not in the business of selling tangible goods. Nonetheless, a portion of our revenues come from “sales of tangible products”, which we define as instances in which we deliver a tangible good to the purchaser, and which generally occurs when we sell our information or data processing technology through a software license. These contractual arrangements often include the delivery of multiple elements, including the sale of computer hardware, software license and the provision of services (e.g., installation and maintenance).

In addition to revenues from services and sales of tangible products, we also generate revenue from the interest income earned on funds that have been collected from our Employer Services’ customers but not yet remitted to the applicable tax agencies or the employees of such customers. These revenues are separately disclosed on the face of our statements of consolidated earnings.

Lastly, we generate income from rentals, predominantly time clocks leased to customers in our Employer Services business.

The table below illustrates the breakout of our revenues, in accordance with the categories of revenues described above and in accordance with Rule 5-03 of Regulation S-X, for each of the fiscal years ended June 30, 2006, 2005 and 2004:

(In millions)

Fiscal years ended June 30,	2006	2005	2004

Revenues from services (1)	$7,515	$6,838	$6,249
% of total revenue	85%	86%	86%

Sales of tangible products (2)	646	570	535
% of total revenue	7%	7%	7%

Interest on funds held for Employer Services’ clients	550	421	355
% of total revenue	6%	5%	5%

Income from rentals (3)	171	155	140
% of total revenue	2%	2%	2%

Total revenues	$8,882	$7,984	$7,279

(1) Includes PEO revenues, which are disclosed separately on the face of our statements of consolidated earnings.

(2) Sales of tangible products have been combined with our revenues from services on the face of our statements of consolidated earnings in accordance with Rule 5-03 of Regulation S-X.

(3) Income from rentals has been combined with our revenues from services on the face of our statements of consolidated earnings in accordance with Rule 5-03 of Regulation S-X.

In accordance with Rule 5-03 of Regulation S-X, we combined the sales of tangible products with our revenues from services because sales of tangible products were less than 10% of our consolidated total revenues in each of our fiscal years ended June 30, 2006, 2005 and 2004. If revenues from the sales of our tangible products increase to a significant amount in future periods (i.e., in excess of 10% of consolidated total revenues), we will present revenues from the sales of tangible products separately on our statements of consolidated earnings.

In complying with Rule 5-03 of Regulation S-X, we have considered that our software revenue arrangements produce revenues from both products and services. Approximately 95% of our sales of tangible products shown in the table above involve contractual arrangements that include both product and service revenues, and which are recognized ratably. For these arrangements, we have not allocated revenues between the individual product and service elements, but rather we have included all of the revenues as sales of tangible products for purposes of determining compliance with Rule 5-03 of Regulation S-X. We also note that the allocation of these revenues into two components, consisting of sales of tangible products and revenues from services, would further reduce the sales of tangible products as a percentage of our consolidated total revenues from the percentages disclosed in the table above. In addition, if we were to break out our revenues into an additional category, representing sales of tangible products that are bundled with revenues from services, it would also be less than 10% of our consolidated total revenues and therefore could be combined with our revenues from services under Rule 5-03 of Regulation S-X.

4.     Tell us whether the income statement line item “operating expenses” is the equivalent of “costs and expenses applicable to sales or revenue” (costs of revenue) as defined in Rule 5-03 of Regulation S-X. If so, explain why you do not refer to this line item as costs of revenue and why you believe the use of the term “operating expenses” is appropriate.

RESPONSE:

The income statement line item “operating expenses” is not the equivalent of “costs and expenses applicable to sales and revenues” as defined in Rule 5-03 of Regulation S-X. “Costs and expenses applicable to sales and revenues” would be equivalent to the sum of our operating expenses, systems development and programming costs, and the portion of depreciation and amortization that relates to the sale of our services and products. As there is no requirement under Rule 5-03 of Regulation S-X to include a subtotal for “gross profit”, we believe we have presented more insight to the users of our financial statements by providing additional line items on our statements of consolidated earnings. In addition, the investment community and analysts that cover ADP routinely utilize the additional information included in our statements of consolidated earnings to track the different types of expenses incurred and the relevance of those expenses to our revenues. Further, this line item reflects how management internally assesses the performance of our businesses.

Notwithstanding the foregoing, in response to the Staff’s comments, we will include, in prospective filings, a footnote to the Company’s consolidated financial statements that will provide a calculation and description of our “costs and expenses applicable to sales and revenues” as defined under Rule 5-03 of Regulation S-X. We have supplementally included as Appendix A to this letter, a draft of the proposed footnote disclosure for the Staff’s review.

5.     The line item “Depreciation and amortization” in the income statement appears to include all depreciation and amortization expense. Tell us the amounts of depreciation and amortization included in this amount that relate to products and services provided to customers and why you have not included these amounts in costs of revenue. That is, tell us how you considered the guidance in SAB Topic 11:B.

RESPONSE:

The income statement line item “Depreciation and amortization” includes all of our depreciation and amortization expenses. The amount of depreciation and amortization expenses that relates to our services and products provided to our customers is $217 million, $210 million and $216 million for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Based on our interpretation of Rule 5-03 of Regulation S-X, we believe that the guidance included in SAB Topic 11:B is not applicable with respect to the “cost of sales” disclosure language, as our income statement does not include the line item “cost of revenues”. Our consideration of SAB Topic 11:B was focused on the requirement to avoid placing undue emphasis on “cash flow”, by placing depreciation and amortization in a position in the income statement that results in the reporting of a figure for income before depreciation.

In light of comments 4 and 8, and our respective responses thereto, we will include, in prospective filings, a footnote to the Company’s consolidated financial statements that will provide a calculation and description of our “costs and expenses applicable to sales and revenues” as defined under Rule 5-03 of Regulation S-X. This footnote will also disclose separately the amount of depreciation and amortization expenses that relates to services and products provided to our customers in accordance with SAB Topic 11:B. Please also see our responses to comments 4 and 8 for additional information. As noted above, we have supplementally included as Appendix A to this letter, a draft of the proposed footnote disclosure for the Staff’s review.

Notes to the Consolidated Financial Statements

Revenue Recognition – page 45

6.     We note from your disclosures on page 2 and 4 of the filing and on your website that you provide web-based outsourcing solutions and hosting services for Employer Services and Brokerage Services. In this regard, indicate how you considered paragraph 5 of EITF 00-03. Your disclosures in the filing and on your website also seem to indicate that many of your Employer Services and Brokerage Services agreements contain multiple deliverables. Tell us how you identify each element sold, explain how revenue is allocated to each element, and describe the related accounting policy for each element. Ensure that your response addresses the application of EITF 00-21 and SOP 97-2 as it relates to these types of arrangements. Also, tell us how you considered the guidance in footnote 4 of EITF 00-21.

RESPONSE:

We have considered SOP 97-2 and paragraph 5 of EITF 00-03 with regard to our Employer Services and Brokerage Services revenues and have concluded that the revenue arrangements of these businesses are not governed by SOP 97-2. Virtually all of our revenue arrangements within Employer Services and Brokerage Services do not involve licensing, selling, leasing or marketing computer software to our customers. The revenue arrangements within Employer Services and Brokerage Services are comprised of transactions-based processing solutions, which under certain circumstances require our customers to access ADP’s software to transmit data to ADP over the internet (web-based) or via a dedicated line (hosting). Virtually all of our revenues come from products and services in which our customers do not have a contractual right to take possession of the software, run the software on their own hardware or contract with another party unrelated to ADP to host the software. Therefore, ADP has concluded that SOP 97-2 does not apply to our Employer Services or Brokerage Services revenue arrangements. Instead, we have concluded that virtually all of our revenue arrangements for these businesses are governed by Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), and Emerging Issues Task Force 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”).

Our Employer Services and Brokerage Services revenues are generated from a fee-for-service model, which represented 90% of our total revenues generated from these business units during the fiscal year ended June 30, 2006. If we include the revenues from the interest income earned on funds collected from our Employer Services’ customers with the Employer Services and Brokerage Services fees for services, this percentage would increase to 97% of our total revenues generated from these businesses during the fiscal year ended June 30, 2006. Our fees-for-services in Employer Services and Brokerage Services include transactions-based processing services for our payroll processing, payroll tax filing services, time and labor management, benefits and retirement administration, and trade processing fees. These transactions-based processing services are comprised of multiple elements which include (a) installation services; (b) training services; (c) hosting services; and (d) processing services. Our service agreements usually include up-front consideration in the form of a fixed fee to perform the installation services and training services as well as a continuing payment stream, which is predominantly a fixed fee per transaction for our hosting and processing services. We have assessed our revenue arrangements in accordance with EITF 00-21 and have concluded that because installation and training services have no value to the customer on a standalone basis and are not sold separately from the hosting and processing services, the multiple elements within the revenue arrangement should be accounted for as one unit of accounting as defined in Paragraph 9 of EITF 00-21.

We then considered the guidance in Topic 13 (A)(3)(f) of SAB 104 to determine when the revenue is earned and should be recognized. ADP has concluded that the performance of the installation and training services are not discrete earnings events and the customer would ascribe little to no value to the installation and training services in the absence of the performance of the hosting and processing services. Therefore, we have determined, in accordance with Topic 13 (A)(3)(f) of SAB 104, that the up-front fees received are not the culmination of a separate earnings process related to the installation and training services, and the deferral of revenue is appropriate. We have concluded that the appropriate accounting treatment would be to defer the up-front fees received for the installation and training services and recognize such revenues on a straight-line basis over the longer of the contract life or average client life commencing after completion of the installation services and client acceptance once the hosting and processing terms commence. Further, we have concluded that the revenues received from our hosting and processing services should be recorded as revenue in accordance with SAB 104 when the services have been rendered and collectibility is reasonably assured.

With respect to the Staff’s comment on the guidance in footnote 4 of EITF 00-21, we have determined that our Employer Services and Brokerage Services multiple-deliverable arrangements are not within the scope of a higher-level authoritative literature. Specifically, ADP noted that the performance of our installation services does not extend over long periods, as our installations are usually completed within 12 months. In addition, we considered footnote 1 to Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts (“SOP 81-1”), which states that SOP 81-1 “is not intended to apply to ‘service transactions’ as defined in the FASB’s October 23, 1978 Invitation to Comment, Accounting for Certain Service Transactions”, and we concluded that SOP 81-1 is not applicable to our Employer Services and Brokerage Services multiple-deliverable arrangements.

7.     We note from your disclosures on page 7 of the filing that depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (up to two weeks) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or, Brokerage or Dealer Services client with multiple deliverables. Tell us whether any up-front fees are paid on these installation services. If so, explain how your accounting for these fees are in accordance with Topic 13(A)(3)(f) of SAB 104.

RESPONSE:

As discussed in our response to comment 6, our revenue arrangements include up-front fees that are paid in exchange for our installation and training services. We have considered Topic 13(A)(3)(f) of SAB 104 and have concluded that the performance of the installation and training services are not discrete earnings events and the customer would ascribe little to no value to the installation and training services in the absence of the performance of the hosting and processing services. Therefore, we have determined in accordance with Topic 13 (A)(3)(f) of SAB 104 that the up-front fees received are not the culmination of a separate earnings process related to the installation and training services, and the deferral of revenue is appropriate. We have concluded that the appropriate accounting treatment would be to defer the up-front fees received for the installation and training services and recognize such revenues on a straight-line basis over the longer of the contract life or average client life commencing after completion of the installation services and client acceptance once the hosting and processing terms commence. Please see our response to comment 6 for additional information.

Note 19. Selected Quarterly Financial Data – page 72

8.     We note that your disclosures do not include gross profits or cost of revenues in the selected quarterly financial data. Tell us how you considered the guidance in Item 302 of Regulation S-K. Refer to SAB Topic 6(g)1- Question 3.

RESPONSE:

We acknowledge that our Selected Quarterly Financial Data footnote does not disclose gross profit or cost of revenues. When considering the disclosures for the Selected Quarterly Financial Data footnote, we have applied the conclusions that we had reached on our income statement presentation to the disclosures made to our Selected Quarterly Financial Data footnote. That is, since we have not disclosed gross profit on our statements of consolidated earnings, we concluded that the disclosure of gross profit was not meaningful for the Selected Quarterly Financial Data footnote.

In our response to comment 4, we indicate that we will include, in prospective filings, a footnote to the Company’s consolidated financial statements that will provide a calculation and description of our “costs and expenses applicable to sales and revenues” as defined under Rule 5-03 of Regulation S-X. In light of this additional disclosure, we advise the Staff that we will, in prospective filings, provide the gross profit disclosure in the Selected Quarterly Financial Data footnote as well.

Please feel free to contact me at 973-974-5252 should you require any additional information or have any additional questions.

Very truly yours,

/s/ Christopher R. Reidy

Christopher R. Reidy

Chief Financial Officer

Cc:

Securities and Exchange Commission

Morgan Youngwood

Deloitte & Touche LLP

John Karen, Partner

APPENDIX A

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cost of Revenues. The Company’s costs and expenses applicable to revenues represents the total of operating expenses and systems development and programming costs as presented on the Statements of Consolidated Earnings, as well as the portion of depreciation and amortization that relates to our services and products. Depreciation and amortization that relates to our services and products was $217 million, $210 million and $216 million, and has been included in depreciation and amortization on the Statements of Consolidated Earnings for the fiscal years ended June 30, 2006, 2005 and 2004, respectively. Our cost of revenues for the fiscal years ended June 30, 2006, 2005 and 2004 were $5,096 million, $4,525 million and $4,048 million, respectively.